Exhibit 99.1

Press Release

For Immediate Release

On Track Innovations (OTI) Announces Exercise of Over-Allotment Option Bringing Total Gross Proceeds
from Public Offering to $18 Million

ISELIN, N.J., February 8, 2011 - On Track Innovations Ltd. (OTI) (NASDAQ GM: OTIV) today announced  that the underwriters of its recently announced firm commitment underwritten public offering of ordinary shares have exercised their over-allotment option to purchase an additional 782,608 ordinary shares.  The option was granted in connection with the public offering of 5,217,392 ordinary shares at a public offering price of $3.00 per share.

The aggregate gross proceeds that will be raised in the offering including from the exercise of the over-allotment option will be about $18 million (and about $16.5 million after underwriting discounts and commissions and estimated offering expenses payable by OTI). The offering is expected to close on or about February 8, 2011, subject to satisfaction of customary closing conditions. Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM), is acting as the sole book-running manager for the offering and Merriman Capital, Inc. and Chardan Capital Markets, LLC are acting as the co-managers for the offering.

The ordinary shares are being offered pursuant to a registration statement on Form F-3 (File No. 333-171507) filed pursuant to the Securities Act of 1933, as amended, which was previously filed with, and declared effective by, the Securities and Exchange Commission (SEC).

    A final prospectus supplement and an accompanying prospectus have been filed with the SEC in connection with the offering. These documents, as filed with the SEC, may be obtained by sending a request to Rodman & Renshaw, LLC at 1251 Avenue of the Americas, New York, NY 10020, via telephone at (212) 430-1710 or via email to prospectus@rodm.com. Before you invest, you should read these documents and the other documents that the company has filed with the SEC for more complete information about the company and this offering. Investors may obtain these documents for free by visiting the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OTI

OTI designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs.

Safe Harbor Statement

This news release contains certain statements of a forward-looking nature relating to future events or future business performance.  Any such statements, including, but not limited to, OTI’s expectations regarding the completion, timing and size of its proposed public offering, whether expressed or implied, are subject to risks and uncertainties which can cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering, and other risk factors discussed in the Company’s prospectus supplement, Form 20-F and other documents filed with the Securities and Exchange Commission from time to time.  These forward-looking statements represent the Company's judgment as of the date of this news release.  Except as legally required, the Company disclaims any intent or obligation to update these forward-looking statements.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 201 944 5200 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com